FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2011

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Announces Third Quarter 2011 Results

Lima, Peru, October 28, 2011 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the third quarter 2011. All figures have been prepared in accordance with Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“Net income in the third quarter reached US$208.0 million, a 19% increase when compared to the figure reported in 3Q10 (US$174.3 million). EBITDA from Buenaventura’s Direct Operations was US$248.0 million, 87% higher than the figure reported in 3Q10 (US$132.8 million), while EBITDA including Yanacocha and Cerro Verde increased 31%, from US$340.0 million in 3Q10 to US$443.9 million in 3Q11.

These results were mainly driven by an increase in gold and copper sales from Buenaventura’s direct operations, as well as the higher metal prices.

As a consequence and in accordance to the Company’s dividend policy, the Board has approved a cash dividend of US$0.23 per share, which represents an increase of 44% compared to the interim dividend paid in 4Q10 (US$0.16 per share).

Financial Highlights (in millions of US$, except EPS figures):

	3Q11	3Q10	Var%	9M11	9M10	Var%
Total Revenues	435.3	279.9	56%	1154.3	707.0	63%
Operating Income	210.2	91.8	129%	534.5	208.5	156%
EBITDA (BVN Direct Operations)†	248.0	132.8	87%	636.0	305.7	108%
EBITDA (inc. Yanacocha and Cerro Verde) †	443.9	340.0	31%	1245.8	866.2	44%
Net Income	208.0	174.3	19%	630.5	442.3	43%
EPS*	0.82	0.68	19%	2.48	1.74	43%

(*) As of September 30, 2011, Buenaventura had 254,442,328 shares outstanding.

† Within this release, Buenaventura presents financial measures in accordance with Peruvian GAAP and also on a non-GAAP basis.  EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable Peruvian GAAP financial measures.

Buenaventura
Third Quarter and Nine-Month period 2011 Results

Operating Revenue

During 3Q11, net sales were US$418.1 million, a 57% increase when compared to the US$265.9 million reported in 3Q10. This was explained by an increase in the volume of gold and copper sold, as well as higher realized prices across all metals.

Royalty income increased 22% from US$14.0 million reported in 3Q10 to US$17.1 million in 3Q11 due to higher revenues at Yanacocha.

Operating Highlights	3Q11	3Q10	Var%	9M11	9M10	Var%
Net Sales (in millions of US$)	418.1	265.9	57%	1,108.9	665.5	67%
Average Realized Gold Price Gold (US$/oz)*	1,695	1,243	36%	1,543	1,193	29%
Average Realized Gold Price (US$/oz) inc. Yanacocha	1,676	1,234	36%	1,540	1,181	30%
Average Realized Silver Price (US$/oz)*	39.0	19.2	104%	37.3	18.3	104%
Average Realized Lead Price (US$/MT)*	2,376	2,076	14%	2,441	2,046	19%
Average Realized Zinc Price (US$/MT)*	2,232	2,017	11%	2,274	2,041	11%
Average Realized Copper Price (US$/MT)*	9,066	7,436	22%	9,241	7,135	30%

(*) Buenaventura’s Direct Operations

Sales Content
	3Q11	3Q10	Var	9M11	9M10	Var
Gold (in oz)*	135,144	113,431	19%	381,818	316,697	21%
Gold (in oz) inc. Yanacocha	277,115	268,714	3%	796,286	808,510	-2%
Silver (in oz)*	4,055,221	4,227,559	-4%	10,410,851	9,727,045	7%
Lead (in MT)*	8,149	8,335	-2%	15,450	19,218	-20%
Zinc (in MT)*	13,172	13,776	-4%	29,548	34,961	-15%
Copper (in MT)*	4,383	1,581	177%	15,190	5,912	157%

(*) Buenaventura Direct Operations

Accumulated net sales in 2011 were US$1,108.9 million, a 67% increase compared to the same period in 2010 (US$665.5 million), while royalty income was US$45.4 million, a 9% increase when compared to the US$41.5 million reported in the comparable period 2010.

Buenaventura
Third Quarter and Nine-Month period 2011 Results

Production and Operating Costs

Buenaventura’s equity production1 in 3Q11 was 107,157 ounces of gold, 10% lower than the 118,367 ounces reported in 3Q10 due a decrease in Orcopampa´s production. Silver production in 3Q11 was 4.2 million ounces, a 15% increase when compared to the figure reported in 3Q10 (3.6 million oz) due to higher production from Uchucchacua and El Brocal.

Equity production1 in the first nine months period 2011 was 344,751 ounces of gold and 11.2 million ounces of silver. This represented a 6% increase in gold production (326,113 ounces in 2010), and 12% increase in silver production compared to 2010 (10.0 million ounces).

Equity Production 1
	3Q11	3Q10	Var%	9M11	9M10	Var%
Gold (oz)	107,157	118,367	-9%	344,751	326,113	6%
Gold (oz) inc. Yanacocha	256,887	273,389	-6%	769,089	819,575	-6%
Silver (oz)	4,189,062	3,641,121	15%	11,244,038	10,001,321	12%
Lead ( MT)	5,698	5,799	-2%	13,819	15,029	-8%
Zinc ( MT)	9,971	8,966	11%	19,474	23,292	-16%
Copper (MT) inc. Cerro Verde	16,297	15,170	7%	52,779	46,517	13%

Orcopampa’s (100% owned by Buenaventura) production from the Chipmo mine in 3Q11 was 52,265 ounces, 31% lower than the 76,153 ounces reported in 3Q10 due to lower ore grade and a decrease in the recovery rate (See Appendix 2). The old tailings treatment produced 7,906 gold ounces (compared to 5,675 ounces in 3Q10). As a consequence, total gold production in 3Q11 was 60,171 ounces, 26% lower than the 81,828 ounces reported in 3Q10. Accumulated total gold production in the first nine month period 2011 was 213,906 ounces, a 9% decrease when compared to 2010 (234,430 ounces).

Cash operating cost in 3Q11 was US$554/oz, 52% higher when compared to 3Q10 (US$365/oz). This was mainly explained by:

1.	The aforementioned decrease in gold ounces produced
2.	An increase in supply expenses: diesel, reagents and support materials
3.	These were partially offset by an increase in silver by-product contribution due to higher silver content and prices.

At Poracota, gold production in 3Q11 was 12,584 ounces, a decrease of 22% when compared to 3Q10 (16,230 ounces) due to lower ore grade and a decrease in the recovery rate (See Appendix 2). Accumulated gold production in the first nine month period 2011 was 38,111 ounces, 16% lower than the figure reported in 2010 (45,127 ounces). Cash operating cost was US$1,085/oz, 18% higher than the figure reported in 3Q10 (US$923/oz), explained by the lower gold ounces produced.

Total royalties paid to the government at both Orcopampa and Poracota in 3Q11 totaled US$4.4 million.

At Uchucchacua (100% owned by Buenaventura), total silver production in 3Q11 was 2.8 million ounces, a 12% increase when compared to 2.5 million ounces in 3Q10 due to higher tonnage treated and higher silver grade (See Appendix). Zinc production in 3Q11 was 1,673 MT, 15% lower than the figure reported in 3Q10 (1,970 MT), while lead production decreased 10% (1,975 MT in 3Q11 vs. 2,193 MT in 3Q10). In 9M11, silver production was 7.3 million ounces, zinc production was 4,625 MT and lead production was 5,635 MT vs. 6.9 million ounces, 5,367 MT and 5,951 MT, respectively, in 9M10.

1 Production includes 100% of Buenaventura’s operating units, 100% of CEDIMIN, 53.06% of La Zanja and 53.66% of El Brocal.

Buenaventura
Third Quarter and Nine-Month period 2011 Results

Cash operating cost in 3Q11 was US$16.58/oz, a 27% increase compared to US$13.08/oz in 3Q10. This increase was primarily due to higher commercial deductions (US$3.65/oz) to payable silver content due to the increased silver price.

Total royalties paid to the government at Uchucchacua in 3Q11 totaled US$2.7 million.

At Antapite (100% owned by Buenaventura), total production in 3Q11 was 6,392 ounces of gold, a decrease of 32% compared to 3Q10 (9,396 ounces), mainly due to a decrease in ore grade (See Appendix 2). Accumulated gold production was 22,470 ounces, a 14% decrease when compared to 2010 (26,026 oz).

Gold cash operating cost in 3Q11 was US$1,350/oz, 59% higher than in 3Q10 (US$850/oz), mainly explained to the aforementioned decrease in gold production.

Brownfield exploration efforts in the Pucarumi area began 4 months ago, and after 156 meters of drifting works, the Company can report interesting results (average 70cm with 10 gr/MT of gold).

Total royalties paid to the government at Antapite in 3Q11 totaled US$0.2 million.

La Zanja (53.06% owned by Buenaventura) total production in 3Q11 was 39,262 ounces of gold, a 268% increase when compared to 3Q10 (10,660 ounces). Accumulated gold production in 2011 was 101,333 ounces (compared to 10,660 ounces in 2010). Cash operating cost in 3Q11 was US$360/oz, 7% lower than in 3Q10 (US$387/oz).

Total royalties paid to the government at La Zanja in 3Q11 totaled US$1.9 million.

Tantahuatay (40% owned by Buenaventura) started production in August. Total production in 3Q11 was 16,269 ounces of gold (6,508 ounces attributable to Buenaventura). Cash operating cost in 3Q11 was US$462/oz.

At Colquijirca (53.66% owned by Buenaventura), total zinc production was 14,025 MT in 3Q11, 2% higher than the figure reported in 3Q10 (13,771 MT). Total silver production in 3Q11 was 962,849 ounces, a 26% increase when compared to the 765,963 ounces reported in 3Q10. Total lead production in 3Q11 was 4,693 MT, in-line with the figure reported in 3Q10 (Appendix 2).

For the first nine month period 2011, total zinc production was 23,675 MT, a 33% decrease when compared to the 35,340 MT reported in 2010. In the case of silver, total production increased 31%, from 1,901,098 ounces in 2010 to 2,497,294 ounces in 2011. Lead production for the first nine months 2011 was 9,504 MT, 18% lower than the same period in 2010 (11,583 MT).

Zinc cash cost in 3Q11 was a negative US$458 vs. US$648/MT in 3Q10. This was due to a higher silver by-product contribution due to an increase in silver production and prices.

Copper production in 3Q11 was 4,549 MT, 172% higher than 3Q10 (1,672 MT). Copper cash cost in 3Q11 was US$3,922/MT, a 34% decrease when compared to the US$5,940/MT reported in 3Q10. Accumulated copper production in 2011 was 15,944 MT, 133% higher than 3Q10 (6,850 MT).

Total royalties paid to the government at Colquijirca and Marcapunta in 3Q11 totaled US$2.7 million.

Buenaventura
Third Quarter and Nine-Month period 2011 Results

General and Administrative Expenses

General and administrative expenses in 3Q11 were US$22.3 million, 23% lower than the figure reported in 3Q10 (US$29.2 million) due to a lower long-term compensation provision. For 9M11, general and administrative expenses were US$58.8 million versus US$69.6 million in 9M10 (16% decrease).

Exploration Costs in Non-Operational Mining Sites

Exploration costs at non-operational mining sites, which include care and maintenance, in 3Q11 were US$12.8 million, a 65% increase compared to the US$7.8 million reported in 3Q10. Buenaventura’s main exploration efforts were focused at the Marcapunta (US$2.0 million), Pachuca in Mexico (US$1.5 million), Colquemayo (US$1.2 million) and Mallay (US$1.5 million) projects.

Exploration costs at non-operational mining sites in the 2011 accumulated period were US$35.5 million, 37% higher than in 2010 (US$25.9 million).

Operating Income

Operating income in 3Q11 was US$210.2 million, a 129% increase compared to the US$91.8 million reported in 3Q10. This increase was mainly due to the 56% increase in total revenues as a result of higher average realized prices and increases in the volume of gold and copper sold.

Accumulated 2011 operating income was US$534.5 million versus US$208.5 million in the same period 2010 (increase of 156%).

Share in Associated Companies

During 3Q11, Buenaventura’s share in associated companies was US$106.5 million, 10% lower than the US$118.4 million reported in 3Q10. Yanacocha’s contribution to these results increased 28%, from US$62.4 million in 3Q10 to US$79.8 million in 3Q11, while Cerro Verde’s contribution decreased 46% from US$58.5 million in 3Q10 to US$31.5 million in 3Q11.

For the accumulated 2011 period, Buenaventura’s share in associated companies was US$341.8 million, 8% higher than the US$316.8 million reported in 2010.

YANACOCHA
At Yanacocha (43.65% owned by Buenaventura), 3Q11 gold production was 328,411 ounces of gold, an 8% decrease compared to 3Q10 (355,150 ounces) due to a 29% decline in ore mined and a higher stripping ratio.

Costs applicable to sales at Yanacocha in 3Q11 were US$633/oz, 45% higher than the figure reported in 3Q10 (US$437/oz) due to higher workers’ participation and an increase in third party and government royalties.

Net income at Yanacocha in 3Q11 was US$183.3 million, a 28% increase compared to the 3Q10 figure (US$143.6 million). Accumulated net income in 2011 was US$443.2 million, 2% lower than in the same period 2010 (US$450.5 million).

Buenaventura
Third Quarter and Nine-Month period 2011 Results

During 3Q11, EBITDA totaled US$327.2 million, an increase of 29% compared to 3Q10 (US$253.9 million). This increase was mainly due to a 27% increase in revenues (US$555.8 million in 3Q11 vs. US$436.4 million in 3Q10) due to a 35% increase in the realized price of gold. Accumulated EBITDA in 2011 was US$805.3 million, 3% higher than in 2010 (US$781.4 million).

Capital expenditures at Yanacocha were US$284.3 million in 3Q11.

CERRO VERDE
At Cerro Verde (19.27% owned by Buenaventura), 3Q11 copper production was 71,255 MT, a 5% decrease when compared to 3Q10 (74,768 MT). Accumulated total copper production in 2011 was 227,622 MT, in-line with the production in 2010.

During 3Q11, Cerro Verde reported net income of US$164.9 million, a 46% decrease when compared to US$304.1 million in 3Q10. This was mainly due to a 30% decrease in sales revenues (US$470.1 million in 3Q11 versus US$675.9 million in 3Q10).  Accumulated net income in 2011 was US$875.8 million, 29% higher than US$679.5 million in 2010.

Capital expenditures at Cerro Verde in 3Q11 totaled US$67.7 million.

Net Income

This quarter, Buenaventura’s net income was US$208.0 million (US$0.82 per share), 19% higher compared to the US$174.1 million (US$0.68 per share) reported in 3Q10. This increase was mainly due to a 118% increase in operating income, partially offset by a 10% decrease in income from associated companies. Accumulated net income in 2011 was US$630.5 million, 43% higher when compared to 2010 (US$440.2 million).

Project Development

LA ZANJA EXPANSION

•
Pampa Verde Project. Construction began in 2Q11. As of September 30, 2011, total project expenditures were US$12.8 million. Total Investment at this project is US$32.5 million. Completion is expected in 3Q12.

Progress as of September 30, 2011
San Pedro Sur Leach Pad Stage II	68%
San Pedro Sur Waste Rock Deposit	77%
Pampa Verde Pit	0%
Pampa Verde Top Soil Deposit	23%
Pampa Verde Waste Soil Deposit	21%
Pampa Verde Acid Water Plant	2%
Pampa Verde Auxiliary Access	82%

Overall, the Pampa Verde Project (including works in San Pedro Sur) is 43% complete.

Buenaventura
Third Quarter and Nine-Month period 2011 Results

RIO SECO MANGANESE SULFATE PLANT

•
Buenaventura continued with the construction of the manganese sulfate plant with a total budget of US$70.0 million. As of September 30, 2011 total expenditures were US$28.5 million. The project includes a leaching facility, a sulfuric acid plant and a manganese sulfate plant.

•	The leaching processing facilities are expected to be completed in 1Q12.

•	The detailed engineering for the Sulfuric Acid and Manganese Sulfate Plant is expected to be ready in 2Q12. Erection and start-up tests at both plants are scheduled by the end of 2012.

HUANZA HYDROELECTRICAL PLANT

•
As of September 30, 2011, Buenaventura’s total disbursement at the Huanza Project was US$108.1 million, representing 75% of the entire budget. US$88.5 million of the total amount invested was financed via a leasing agreement totaling US$119.0 million.

•	Construction progress at the Huanza Project includes:

1.	Water Conduction Tunnel: 8,797.94 meters of excavation was completed, representing 74.4%
2.	Powerplant: work is underway to install electromechanical equipment.
3.	Pallca Dam: current progress is 20%.

Other Information

The Board of Directors Meeting held October 28, 2011, passed the following resolution:

Declaration of a cash dividend of US$0.23 per share or ADS, to be paid in U.S. dollars on November 30, 2011 to shareholders of record as of November 14, 2011.

Buenaventura
Third Quarter and Nine-Month period 2011 Results

* * *

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, Precious Metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Poracota*, Uchucchacua*, Antapite*, Julcani*, Recuperada*, El Brocal, La Zanja, Coimolache and CEDIMIN*).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.27% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2010 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Buenaventura
Third Quarter and Nine-Month period 2011 Results

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of June 30, 2011)
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	53.66	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.09	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.27	Cerro Verde

(*)Consolidates
(**) Equity Accounting

Buenaventura
Third Quarter and Nine-Month period 2011 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	119,809	128,211	-7%				366,042	359,636	2%
Ore Grade OZ/ST	0.46	0.62	-25%				0.56	0.62	-10%
Recovery Rate %	94.1%	95.8%	-2%				94.9%	95.8%	-1%
Ounces Produced	52,265	76,153	-31%	7,906	5,675	39%	195,170	216,208	-10%	18,736	18,222	3%

Orcopampa Total Production		3Q11	60,171	3Q10	81,828	9M11	213,906	9M10	234,429

	Three Months Ended September 30						Nine Months Ended September 30
	Antapite			Poracota			Antapite			Poracota
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	39,904	38,173	5%	65,890	64,274	3%	113,308	106,406	6%	187,891	180,942	4%
Ore Grade OZ/ST	0.17	0.25	-35%	0.24	0.29	-19%	0.21	0.25	-19%	0.25	0.30	-17%
Recovery Rate %	96.9%	96.8%	0%	80.5%	86.1%	-6%	96.5%	96.6%	0%	82.8%	84.5%	-2%
Ounces Produced	6,392	9,396	-32%	12,584	16,230	-22%	22,470	26,026	-14%	38,111	45,127	-16%

	LA ZANJA						Tantahuatay
	3Q11	3Q10%		9M11	9M10%		3Q11	3Q10%		9M11	9M10%
Ounces Produced	20,832	10,660	95%	53,767	10,660	404%	16,269	0		16,269	0

	SILVER PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Conquijirca			Uchucchacua			Colquijirca
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	295,835	272,994	8%	459,648	440,353	4%	791,369	748,520	6%	929,032	1,150,525	-19%
Ore Grade OZ/ST	13.06	12.78	2%	2.62	2.43	8%	13.00	13.03	0%	2.67	2.40	11%
Recovery Rate %	71.2%	72.1%	-1%	74.1%	70.9%	5%	70.8%	72.8%	-3%	76.1%	69.0%	10%
Ounces Produced	2,751,532	2,459,144	12%	891,672	765,963	16%	7,032,138	6,874,207	2%	1,882,307	1,901,098	-1%

	ZINC PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	295,835	272,994	8%	459,648	440,353	4%	791,369	748,520	6%	929,032	1,150,525	-19%
Ore Grade %	1.23%	1.52%	-19%	4.06%	4.62%	-12%	1.25%	1.52%	-18%	3.90%	4.69%	-17%
Recovery Rate %	50.8%	52.6%	-3%	74.8%	73.6%	2%	50.8%	51.7%	-2%	72.0%	72.2%	0%
ST Produced	1,844	2,172	-15%	15,460	15,180	2%	5,098	5,916	-14%	26,096	38,956	-33%

Buenaventura
Third Quarter and Nine-Month period 2011 Results

APPENDIX 3

EBITDA RECONCILIATION (in thousand US$)

	3Q11	3Q10	9M11	9M10
Net Income	238,799	186,821	708,353	471,247
Add / Substract:
Provision for income tax, net	81,893	23,105	176,122	56,839
Share in associated companies by the equity method, net	-106,450	-118,410	-341,764	-316,827
Interest income	-1,875	-1,886	-7,252	-6,356
Interest expense	1,656	2,022	5,083	6,217
Loss on currency exchange difference	529	-334	1,352	360
Other, net	-4,375	498	-7,410	-2,969
Depreciation and Amortization	22,782	20,373	67,780	53,884
Provision for long term officers´ compensation	0	15,893	0	32,991
Workers´ participation provision	15,051	4,709	33,762	10,334
EBITDA Buenaventura Direct Operations	248,010	132,791	636,026	305,720
EBITDA Yanacocha (43.65%)	142,840	110,826	351,526	341,064
EBITDA Cerro Verde (19.3%)	53,056	96,335	258,274	219,457
EBITDA Buenaventura inc Yanacocha and Cerro Verde	443,905	339,953	1,245,825	866,241

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Yanacocha and Cerro Verde) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) and (2) Buenaventura’s equity share of EBITDA (Cerro Verde). EBITDA (Yanacocha) and EBITDA (Cerro Verde) were similarly calculated using financial information provided to Buenaventura by Yanachocha and Cerro Verde, respectively.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) to provide further information with respect to its operating performance and the operating performance of its equity investees, Yanachoca and Cerro Verde. EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) are not a measure of financial performance under Peruvian GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) as alternatives to operating income or net income determined in accordance with Peruvian GAAP, as an indicator of Buenaventura’s, Yanacocha’s or Cerro Verde’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with Peruvian GAAP, as an indicator of cash flows or as a measure of liquidity.

Buenaventura
Third Quarter and Nine-Month period 2011 Results

APPENDIX 4

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of September, 30 2011 and December, 31 2010

	2011	2010
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	502,193	600,796
Financial asset at fair value through profit and loss	51,421	50,154
Trade accounts receivable, net	216,840	160,928
Other accounts receivable	34,667	23,593
Accounts receivable from related parties	28,568	18,903
Hedge derivative financial instruments	2,965
Embedded derivatives for concentrates sales		13,645
Inventory, net	143,016	82,081
Prepaid expenses	17,939	21,615
Total current assets	997,609	971,715

Other accounts receivable	1,491	1,538
Accounts receivable from related parties	44,348	20,736
Inventory	47,405	27,104
Prepaid expenses	2,443	12,887
Hedge derivative financial instruments	1,409
Investment in associates	1,782,352	1,412,414
Mining concessions and property, plant and equipment, net	653,170	532,577
Development costs, net	76,114	86,340
Deferred income tax asset	140,592	201,454
Other assets	6,936	6,095
Total assets	3,753,869	3,272,860

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	101,648	91,374
Income tax payable	44,258	26,538
Other liabilities	112,925	115,838
Accounts payable from related parties	1,146	1,584
Embedded derivatives for concentrates sales	30,057	-
Hedge derivative financial instruments		16,291
Financial obligations	1,557	2,018
Total current liabilities	291,591	253,643

Other long-term liabilities	102,778	116,214
Accounts payable from related parties	1,050	1,370
Financial obligations	88,532	55,134
Hedge derivative financial instruments		6,897
Deferred income tax liabilities	19,176	21,152
Total liabilities	503,127	454,410

Shareholders’ equity net
Capital stock, net of treasury shares of US$62,622,000 in the year 2011 y 2010	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2011 y 2010	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	162,639	162,633
Other reserves	269	269
Retained earnings	1,886,898	1,483,233
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized, loss	1,860	(6,875)
	2,996,128	2,583,722
Minority interest	254,614	234,728
Total shareholders’ equity, net	3,250,742	2,818,450

Total liabilities and shareholders’ equity, net	3,753,869	3,272,860

Buenaventura
Third Quarter and Nine-Month period 2011 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three and nine month period ended September 30, 2011 and September 30, 2010

	For the three month period ended September, 30		For the nine month period ended September, 30
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	418,130	265,912	1,108,912	665,549
Royalty income	17,126	13,985	45,375	41,469
Total income	435,256	279,897	1,154,287	707,018

Operating costs
Cost of sales, excluding depreciation and amortization	114,166	88,002	322,223	240,792
Exploration in units in operation	29,047	25,801	75,371	66,249
Depreciation and amortization	22,782	20,373	67,780	53,884
Total operating costs	165,995	134,176	465,374	360,925
Gross income	269,261	145,721	688,913	346,093

Operating expenses
Administrative expenses	22,343	29,156	58,825	69,628
Royalties	20,629	14,434	51,939	35,208
Exploration in non-operating areas	12,827	7,770	35,527	25,924
Sales expenses	3,285	2,545	8,138	6,822
Total operating expenses	59,084	53,905	154,429	137,582

Operating income	210,177	91,816	534,484	208,511

Other income (expenses), net
Share in associates companies by the equity method, net	106,450	118,410	341,764	316,827
Interest incomes	1,875	1,886	7,252	6,356
Interest expenses	(1,656)	(2,022)	(5,083)	(6,217)
Loss (income) from currency exchange difference, net	(529)	334	(1,352)	(360)
Other, net	4,375	(498)	7,410	2,969
Total other income, net	110,515	118,110	349,991	319,575

Income before income tax and minority interest	320,692	209,926	884,475	528,086

Provision for income tax	(81,893)	(23,105)	(176,122)	(56,839)

Net income	238,799	186,821	708,353	471,247

Net income attributable to minority interest	(30,783)	(12,545)	(77,831)	(28,983)

Net income attributable to Buenaventura	208,016	174,276	630,522	442,264

Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars	0.82	0.68	2.48	1.74

Buenaventura
Third Quarter and Nine-Month period 2011 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three and nine month period ended September 30, 2011 and September 30, 2010

	For the three month period ended September, 30		For the nine month period ended September, 30
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	368,652	215,850	1,087,941	687,696
Dividends received	-	77,033	-	77,033
Royalties received	13,837	13,272	37,482	45,234
Value Added Tax recovered	6,920	1,816	19,360	4,433
Interest received	1,802	1,629	6,003	3,694
Payments to suppliers and third parties	(182,485)	(138,523)	(533,215)	(376,754)
Payments to employees	(20,153)	(20,235)	(106,296)	(76,117)
Income tax paid	(24,914)	(8,589)	(86,431)	(37,007)
Payment of royalties	(20,829)	(14,265)	(55,638)	(43,548)
Payments of interest	(235)	(443)	(911)	(3,284)

Net cash and cash equivalents provided by operating activities	142,595	127,545	368,295	281,380

Investment activities
Proceeds from sales of investments shares	60,379	-	60,379	-
Proceeds from sales of mining concessions, property, plant and equipment	7,792	33	7,792	686
Additions to mining concessions, property, plant and equipment	(65,807)	(60,293)	(170,583)	(170,105)
Payments for purchase of investments shares	(240,106)	(3,438)	(257,125)	(10,703)
Decrease (increase) in time deposits	(1,442)	42,657	16,493	(11,047)
Disbursements for development activities	(3,523)	5,043	(7,913)	(5,348)

Net cash and cash equivalents used in invesment activities	(242,707)	(15,998)	(350,957)	(196,517)

Financing activities
Increase in financial obligations	8,922	15,044	34,437	38,099
Payments of long-term debt	(493)	(507)	(1,500)	(225,611)
Dividens paid	-	-	(83,967)	(82,690)
Dividens paid to minority shareholders of subsidiary	(22,867)	(3,438)	(48,418)	(16,030)

Net cash and cash equivalents used in financing activities	(14,438)	11,099	(99,448)	(286,232)

(Decrease) increase in cash and cash equivalents during the period, net	(114,550)	122,646	(82,110)	(201,369)
Cash and cash equivalents at beginning of period	615,301	390,439	582,861	714,454

Cash and cash equivalents at period-end	500,751	513,085	500,751	513,085

Buenaventura
Third Quarter and Nine-Month period 2011 Results

	For the three month period ended September, 30		For the nine month period ended September, 30
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities

Net income attributable to Buenaventura	208,016	174,276	630,522	442,264
Add (less)
Depreciation and amortization	22,782	20,373	67,780	53,884
Provision for long term officers’ compensation	-	15,893	-	32,991
Net income attributable to minority interest	30,783	12,545	77,831	28,983
Deferred income tax	23,269	1,559	48,065	6,557
Provision for estimated fair value of embedded derivatives related of concentrates sales and adjustments on open liquidations	35,099	(12,400)	44,610	(10,632)
Loss (gain) on currency exchange differences	529	(334)	1,352	360
Net cost of plant and equipment sold	1,546	2,038	1,546	2,432
Share in associates companies by the equity method, net of dividends received in cash	(106,450)	(41,377)	(341,764)	(239,794)
Adjustment to present value of mining-units closure provision	1,422	1,580	4,169	858

Net changes in operating assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable	(75,278)	(40,556)	(55,912)	24,880
Other accounts receivable	26,536	(11,808)	31,842	(9,983)
Accounts receivable from related parties	(20,727)	(5,726)	(33,277)	(3,084)
Inventory	(20,165)	(25,858)	(79,643)	(44,957)
Prepaid expenses	11,704	974	14,120	(14,419)

Increase (decrease) of operating liabilities
Trade accounts payable	15,703	1,743	10,274	22,964
Income tax payable	18,974	5,876	17,720	(7,437)
Other liabilities	(31,148)	28,747	(70,940)	(4,487)

Net cash and cash equivalents provided by operating activities	142,595	127,545	368,295	281,380

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 28, 2011